FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

September 2, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

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, Encl.

dlw 9/16

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

September 2, 2004

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce the acquisition, by staking, of a large number of iron ore properties, some jointly with another party, located on Quebec's North Shore, and at the southern end of the Labrador Trough, south west of Quebec's Cartier's Mount Wright iron mining operations. The Company has no immediate plans regarding these properties, save for joint venture possibilities, and their acquisition was considered appropriate at this time in view of the robust state of the world's iron ore markets and prospects for its continuance.

The Company continues its work on an access road into the Mingan Titanium Option Property. Trenching is scheduled to begin in late September, on completion of the road, with removal of a 50 tonne bulk sample before year end. On site test work on this sample is scheduled for Spring, 2005.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172